SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RESOLUTIONS OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

Rio de Janeiro, April 29th, 2015, Petróleo Brasileiro S.A. - Petrobras hereby informs that the Ordinary and Extraordinary General Meetings, held this day, at 03:00 pm, in the main auditorium of the Company’s Head office building, at Avenida República do Chile 65 – 1st floor, in the city of Rio de Janeiro (RJ), ruled and approved as follows:

ORDINARY GENERAL MEETING

I. Election of the following as Members of the Board of Directors:

BOARD OF DIRECTORS

Representing the Majority Shareholders

Mr. MURILO PINTO DE OLIVEIRA FERREIRA

Mr. ALDEMIR BENDINE

Mr. LUCIANO GALVÃO COUTINHO

Mr. LUIZ NELSON GUEDES DE CARVALHO

Mr. LUIZ AUGUSTO FRAGA NAVARRO DE BRITTO FILHO

Mr. ROBERTO DA CUNHA CASTELLO BRANCO

Mr. SEGEN FARID ESTEFEN

Representing the Minority Ordinary Shareholders

Mr. WALTER MENDES DE OLIVEIRA FILHO

Representing the Preferred Shareholders

Mr. GUILHERME AFFONSO FERREIRA

Representing the Employees of Petrobras

Sr. DEYVID SOUZA BACELAR DA SILVA

II. Election of the Mr. MURILO PINTO DE OLIVEIRA FERREIRA as Chairman of the Board of Directors as per art. 18 of the Company’s Bylaws.

III. Election of the following as Members of the Fiscal Council and their respective substitutes:

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

FISCAL COUNCIL

Representing the Majority Shareholders

Mr. PAULO JOSÉ DOS REIS SOUZA – as Member and Mrs. PAULA BICUDO DE CASTRO MAGALHÃES as deputy, representing the NationalTreasure;

Mr. CESAR ACOSTA RECH – as Member and Mrs. SYMONE CHRISTINE DE SANTANA ARAÚJO as deputy;

Mrs. MARISETE FÁTIMA DADALD PEREIRA – as Member and Mrs. AGNES MARIA DE ARAGÃO DA COSTA as deputy.

Representing the Minority Ordinary Shareholders

Mr. REGINALDO FERREIRA ALEXANDRE – as Member and  Mr. MÁRIO CORDEIRO FILHO as deputy.

Representing the Preferred Shareholders

Mr. WALTER LUIS BERNARDES ALBERTONI – as Member and Mr. ROBERTO LAMB as deputy.

EXTRAORDINARY GENERAL MEETING

I.      Establishing the global remuneration of the members of the Board of Directors and Executive Directors up to R$ 19,430,778.39 (nineteen million, four hundred and thirty thousand, seven hundred and seventy-eight dollars and thirty-nine cents of Brazilian Real), to the period between April 2015 and March 2016. It is expressly forbidden to transfer to their fees of any benefits that eventually were to be granted to employees of the company at the time of finalization of the Collective Bargaining Agreement - ACT in their respective base date.

Authorizing the Board of Directors to determine the individual remuneration of the Executive Directors considering the total cap minus the Board of Directors remuneration.

Limiting the monthly income of the members of the Board of Directors and Fiscal Council in 10% of the maximum average monthly income of the Executive Directors, excluding vacation gratuity and benefits.

II.    Ratification of the use of resource regarding the balance of the total amount of officers as approved at the Extraordinary General Meeting of 2nd of April, 2014 for payment of vacation balance, housing assistance and airfare for members of the Executive Board.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.